Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036

February 28, 2007

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:                             CastlePoint Holdings, Ltd.
Amendment No. 1 to the Registration Statement on Form S-1
filed on January 11, 2007
Registration No.  333-139939

Dear Mr. Riedler:

CastlePoint Holdings, Ltd. (the “Company”) has requested that we respond to the Staff’s comment letter, dated January 18, 2007, relating to the Company’s Registration Statement on Form S-1 (No. 333-139939) (the “Registration Statement”) filed on January 11, 2007.  On behalf of the Company, we wish to thank you and the other members of the Commission Staff for the timely response to the Company’s filing of its Registration Statement.

The Company is submitting herewith Amendment No. 1 to the Registration Statement (“Amendment No. 1”) reflecting changes responsive to the Staff’s comments.  The Company has complied to the best of its ability with the Staff’s previous comments relating to the Registration Statement.  The Company has responded to all of the Staff’s comments either by reflecting the necessary changes in the Registration Statement or by providing supplemental information as set forth herein.  The Company’s responses to the comments in the Staff’s letter, set forth below in italicized text for ease of reference, are as follows:

Form S-1

Consolidated Result of Operations, page 70

1.                                       Please refer to prior comment four of our comment letter dated November 30, 2006 issued in connection with our review of your other Form S-1 (File No. 333-134628).  Your discussion and analysis does not provide sufficient discussion and quantification to facilitate investors’ understanding of the likelihood that your operating performance in 2006 is indicative of your expected future operating performance.  We reissue our original comment.  Please provide an expanded discussion and quantification of your results of operations that provides greater insight regarding the likelihood that the revenue growth and operating margins that you experienced in the third quarter of 2006 will continue in 2007.  Include expanded discussion and quantification of the expected impact on your operating

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                                                results of key factors, such as the planned Preserver acquisition, the initiation of pooling arrangements effective on January 1, 2007 and expected changes in participation levels under quota share and pooling arrangements that will affect the magnitude and profitability of business assumed from Tower in 2007.

The requested disclosure has been included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Outlook.”

Consolidated Notes to Financial Statements

Note 17—Subsequent Events, page F-33

1.                                      Please refer to prior comment seven of our comment letter dated November 30, 2006 issued in connection with our review of your other Form S-1 (File No. 333-134628).  We were unable to locate your proposed new disclosure of the loss portfolio transfer agreement with Tower that will become effective upon its expected acquisition of Preserver.  We reissue our original comment.

The Registration Statement has been revised under the caption “Business—Our Strategic Relationship with Tower” to clarify the Company’s agreement with Tower Group, Inc. (“Tower”) that with respect to any insurance companies Tower may acquire during the term of the Company’s master agreement with Tower, subject to the receipt of any necessary regulatory approvals, if Tower desires to cause these insurance companies to effect loss portfolio transfers, the Company will have a right of first refusal to assume such companies’ historical losses pursuant to a loss portfolio transfer agreement, which must be on mutually acceptable market competitive terms.  In the case of Tower’s acquisition of Preserver, Tower has not notified the Company that Tower intends to effect a loss portfolio transfer from Preserver.

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If you would like further clarification of any of the foregoing responses or have any additional comments, please call the undersigned at (212) 891-3971.  The fax number of the undersigned is (212) 310-1771.

Very truly yours,

/s/ Roslyn Tom

Roslyn Tom

cc:                                 Michael H. Lee
Joel S. Weiner
Roger Brown, Esq.
(CastlePoint Holdings, Ltd.)